FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	January	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BLACKBERRY FILES SUIT AGAINST TYPO	2.

Document 1

  NEWS RELEASE

                                                                            January 3, 2014

FOR IMMEDIATE RELEASE

BLACKBERRY FILES SUIT AGAINST TYPO

BlackBerry charges Typo has infringed its Keyboard Patents

WATERLOO, ON –January 3, 2014 - BlackBerry® Limited (NASDAQ: BBRY; TSX: BB), a world leader in mobile communications, today announced that it has filed a lawsuit against Typo Products LLC (“Typo”).

Typo, founded by entrepreneur Laurence Hallier and TV host and media personality Ryan Seacrest, announced the Typo Keyboard™ would be available for pre-order this month. The complaint against Typo alleges patent infringement and that Typo has blatantly copied BlackBerry’s keyboard with its iPhone® keyboard case designed to slip on to iPhone devices.

“This is a blatant infringement against BlackBerry’s iconic keyboard, and we will vigorously protect our intellectual property against any company that attempts to copy our unique design. From the beginning, BlackBerry has always focused on offering an exceptional typing experience that combines a great design with ergonomic excellence. We are flattered by the desire to graft our keyboard onto other smartphones, but we will not tolerate such activity without fair compensation for using our intellectual property and our technological innovations,” said Steve Zipperstein, BlackBerry's General Counsel and Chief Legal Officer.

The Typo Keyboard violates BlackBerry's intellectual property rights, and BlackBerry will protect those rights from blatant copying and infringement. BlackBerry’s iconic physical keyboard designs have been recognized by the press and the public as a significant market differentiator for its mobile handheld devices. This lawsuit has been filed in the Northern District of California.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.blackberry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@blackberry.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	January 3, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer